1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Terri Warren Reynolds treynolds@lightstonegroup.com M 848.240.3949

December 22, 2023

VIA EDGAR

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus REIT II, Inc. Schedule TO-I Filed on November 28, 2023 File No. 005-94193

Dear Ms. Chalk:

On behalf of Lightstone Value Plus REIT II, Inc. (the “Company”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission received by letter, dated December 19, 2023), to the Company’s Schedule TO-I filed on November 28, 2023 (the “Schedule TO-I”).  To facilitate your review, we have set forth each of the Staff’s comments followed by the Company’s response.

All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated

Schedule TO-I filed November 28, 2023

Withdrawal Rights, page 15

1.
We reissue prior comment 5 in our letter dated December 7, 2023. It does not appear that January 30, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this Offer. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to replace “on or after January 30, 2024” with “after January 25, 2024.” As revised, the first paragraph of this section will read as follows:

“Stockholders may withdraw Shares tendered at any time before 11:59 p.m. Eastern Time on the Expiration Date. We will not accept any Shares for payment before that time. Stockholders may also withdraw Shares tendered at any time ~~on or~~ after ~~January 30, 2024~~ January 25, 2024 if their Shares have not been accepted for payment before that time.”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 22, 2023

Conditions of the Offer, page 16

2.
We reissue in part prior comment 6 in our letter dated December 7, 2023. While you have added a materiality qualifier to the relevant condition, you have not clarified for stockholders what is meant by “indirectly involving the United States” for purposes of this condition. Additionally, all offer conditions must be objective and outside the control of the offeror to avoid illusory offer concerns under Regulation 14E. Therefore, please also revise the condition to include an objective standard, such as a standard of reasonableness, against which the Board’s determination may be judged.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to remove the phrase “or indirectly” and add a reasonable qualifier to the condition. As revised, the fourth bullet point from the top of page 17 and the second bullet point from the bottom of page 6 will read as follows:

“the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly ~~or indirectly~~ involving the United States ~~that in the sole determination of the Board is material to the Company;~~ that in our reasonable judgment would be material to the Company;”

Conditions of the Offer, page 16

3.
We reissue prior comment 9 in our letter dated December 7, 2023. While you explain in your response letter that the Company’s board of directors did not consider the trading prices of the Shares in the secondary market in setting the Offer price, we do not see any further disclosure in this section regarding how the Company determined the specific Offer price of $6.00 per Share. Please revise or advise.

Response:

The board believes that both the West 4 Offer price of $5.51 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, which belief is based on the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the most recent net asset value analysis, indicating these offers undervalue the Company. Company management, however, did not provide an updated estimate of the net asset value of the Company or the Shares from the Company’s most recently published estimated net asset value per share of $10.12 as of December 31, 2022. We are making this Offer only to deter West 4 and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value, and in no way suggest that $6.00 per Share is the fair value of our Shares.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 22, 2023

The Company’s Shares are not currently listed on a national securities exchange and as a result, there is no active trading market for its Shares and they are illiquid. According to MarketWatch.com, the last quote was $2.60 per Share on February 9, 2021. SeekingAlpha.com lists the last quote in the grey market of $2.60 per Share on August 18, 2023. Dividend.com lists the last price as $2.90 per Share as of August 22, 2023. According to West 4’s Offer to Purchase, “[f]or the period between June 7, 2023 and September 7, 2023, CTT Auctions, an affiliate of CTT, reported secondary market trading prices ranging from $4.41 to $5.67 for shares of the [Company’s] common stock.” As all of these quotes or sales prices are below the Company’s Offer price and well below the most recently published estimated NAV per Share of $10.12, the Board did not take the quotes and sales prices into consideration in determining the Offer price.

Further, the Company also notes that because its and West 4’s offer prices are both well below the most recently published estimated NAV per Share, the Company’s board of directors has recommended that stockholders do not tender their Shares in either the Company’s Offer or the lower West 4 offer.

In response to the Staff’s comment, the Company has amended the Schedule TO-I by deleting the first full question and answer on page 2 and replacing it with the following:

“How was the size and price for the Offer established?

“We established the maximum number of Shares that may be purchased in this Offer by choosing the number equal to the maximum number of Shares sought in the West 4 Offer.  The Company’s board of directors established an Offer price that is higher than the West 4 Offer price of $5.51 per Share in order to reduce the risk that West 4 will be able to profit at our stockholders’ expense. The board chose an offer price that is likely to deter West 4 and other potential future bidders that may try to exploit the illiquidity of the Shares and acquire them at prices substantially below their fair value.  The board also considered other uses of our cash at this time. The board of directors has concluded that our acquisition of Shares pursuant to this Offer would be accretive to remaining stockholders while permitting those stockholders who desire immediate liquidity an opportunity to have their Shares redeemed at a higher purchase price than the purchase price in the West 4 Offer.

In response to the Staff’s comment, the Company has amended the Schedule TO-I to include the following paragraph after the first paragraph of Section 17:

“The Company’s board of directors believes that both the West 4 Offer price of $5.51 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, based upon the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the most recent net asset value analysis, indicating these offers undervalue the Company. Company management, however, did not provide an updated estimate of the net asset value of the Company or the Shares from the Company’s most recently published estimated net asset value per share of $10.12 as of December 31, 2022.

“We are making this Offer only to deter West 4 and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value, thereby profiting at our stockholders’ expense. We in no way suggest that $6.00 per Share is the fair value of our Shares.”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 22, 2023

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have further questions or require additional information, please do not hesitate to call the undersigned directly at 848.340.3949.

Very truly yours,

/s/ Terri Warren Reynolds
Terri Warren Reynolds

cc:	Joseph E. Teichman (Lightstone)
Shane Callaghan (SEC Office of Mergers and Acquisitions)
Eddie Kim (SEC Office of Mergers and Acquisitions)